FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Third Quarter Trading Statement 2005”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: + 41 61 323 23 23 Fax: + 41 61 323 24 24 www.syngenta.com

Media Release

Third Quarter Trading Statement 2005

Basel, Switzerland, 21 October 2005

Sales in the third quarter of 2005 increased by 2% to $1.39bn (2004: $1.36bn) and at constant exchange rates (CER) by 1%. Sales for the first nine months were 11% higher (CER) at $6.8bn; excluding the impact of the US Seeds acquisitions, which were first consolidated in the third quarter of 2004, sales rose 4%.

Crop Protection sales in the quarter increased by 1% (CER). Sales of new products grew by 39% driven by the CALLISTO® range and ACTARA® / CRUISER®; total sales of new products for the first nine months reached $694m. Sales in NAFTA continued to progress, albeit at a slower pace than in the first half. In Europe, Africa and the Middle East sales were lower in Western Europe, more than offsetting continued double digit growth in Eastern Europe. Sales in LATAM benefited from an early start to the season in Brazil. Asia Pacific maintained its steady performance with notable contributions from China, India and Japan. All product lines increased sales with the exception of fungicides which were lower due to a tightening of channel inventory in the US. Sales growth was notable in insecticides driven by success in NAFTA and Brazil. Professional Products, once again, delivered strong growth notably in Seed Treatment.

Seeds sales in the third quarter rose 5% (CER). Sales of Vegetables rebounded in Europe following a late start to the season, offsetting lower sales in Flowers. In Field Crops the corn and soybean franchise was further enhanced by a strong performance in LATAM where market position was reinforced.

For the full year 2005 the company is on track to deliver its target of high teens growth in earnings per share*. The company remains committed to its target of high teens growth in earnings per share* for the year 2006.

*Fully diluted, before restructuring, impairment and IFRS 3 adjustment

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Guy Wolff	Tel: + 41 (61) 323 2323
	USA:	Sarah Hull	Tel: + 1 (202) 347 8348
Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: + 41 (61) 323 7502
		Jennifer Gough	Tel: + 41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: + 1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta Third Quarter Trading Statement 2005 / Page 1 of 3

Unaudited Nine Months Product Line and Regional Sales

	9 Months 2005	9 Months 2004	Actual(1)	CER(1)(2)
Syngenta	$m	$m	%	%

Crop Protection	5139	4849	+ 6	+ 3
Seeds	1637	1087	+ 51	+ 47

Total	6776	5936	+ 14	+ 11

Crop Protection

Product line
Selective herbicides	1640	1571	+ 4	+ 1
Non-selective herbicides	565	541	+ 5	+ 2
Fungicides	1423	1338	+ 7	+ 3
Insecticides	876	806	+ 9	+ 7
Professional products	620	560	+ 9	+ 7
Others	15	33	- 58	- 62

Total	5139	4849	+ 6	+ 3

Regional
Europe, Africa and Middle East	1919	1885	+ 2	- 3
NAFTA	1888	1675	+ 13	+ 11
Latin America	604	621	- 3	- 3
Asia Pacific	728	668	+ 9	+ 6

Total	5139	4849	+ 6	+ 3

Seeds

Product line
Field Crops	1129	597	+ 89	+ 85
Vegetables and Flowers	508	490	+ 4	+1

Total	1637	1087	+ 51	+ 47

Regional
Europe, Africa and Middle East	638	586	+ 9	+ 3
NAFTA	849	381	+ 123	+ 122
Latin America	83	63	+ 31	+ 31
Asia Pacific	67	57	+ 18	+ 13

Total	1637	1087	+ 51	+ 47

(1)	Product line variances take into account minor reclassifications made in 2005

(2)	Growth at constant exchange rates

Syngenta Third Quarter Trading Statement 2005 / page 2 of 3

Unaudited Third Quarter Product Line and Regional Sales

	3rd Quarter 2005	3rd Quarter 2004	Actual(1)	CER(1)(2)
Syngenta	$m	$m	%	%

Crop Protection	1162	1145	+ 1	+ 1
Seeds	228	216	+ 6	+ 5

Total	1390	1361	+ 2	+ 1

Crop Protection

Product line
Selective herbicides	289	281	+ 3	+ 3
Non-selective herbicides	174	165	+ 6	+ 4
Fungicides	222	290	- 23	- 24
Insecticides	275	209	+ 33	+ 32
Professional products	212	190	+ 9	+ 9
Others	(10)	10	n/a	n/a

Total	1162	1145	+ 1	+ 1

Regional
Europe, Africa and Middle East	353	378	- 7	- 7
NAFTA	313	298	+ 5	+ 4
Latin America	297	284	+ 4	+ 4
Asia Pacific	199	185	+ 8	+ 6

Total	1162	1145	+ 1	+ 1

Seeds

Product line
Field Crops	96	93	+ 3	+ 2
Vegetables and Flowers	132	123	+ 8	+ 7

Total	228	216	+ 6	+ 5

Regional
Europe, Africa and Middle East	98	103	- 4	- 5
NAFTA	57	60	- 7	- 7
Latin America	50	36	+ 38	+ 38
Asia Pacific	23	17	+ 38	+ 32

Total	228	216	+ 6	+ 5

(1)	Product line variances take into account minor reclassifications made in 2005

(2)	Growth at constant exchange rates

Syngenta Third Quarter Trading Statement 2005 / page 3 of 3

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 21, 2005	By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel

		By:	/s/ Otto Schürmann

			Name:	Otto Schürmann
			Title:	Global Equity Manager